SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)	December 30, 2014

PACIFIC ETHANOL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-21467 (Commission File Number)	41-2170618 (IRS Employer Identification No.)

400 Capitol Mall, Suite 2060 Sacramento, California	95814
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(916) 403-2123

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.    Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 30, 2014, Pacific Ethanol, Inc., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Aventine Renewable Energy Holdings, Inc., a Delaware corporation (“Aventine”), and AVR Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). Pursuant to the terms, and subject to the conditions, of the Merger Agreement, at the closing of the proposed transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into Aventine (the “Merger”), and Aventine will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of the Company.

The Merger Agreement was unanimously approved by the Board of Directors of each of the Company and Aventine, and the Company has agreed to convene a special meeting of its stockholders to consider and vote upon the issuance of the Company’s common stock pursuant to the Merger Agreement.

In connection with the Merger, Aventine common stock outstanding immediately prior to the effective time of the Merger (other than shares in respect of which dissenter’s rights are perfected) will be automatically cancelled and converted into the right to receive consideration equal to (i) 1.25 shares of the Company’s non-voting common stock, $0.001par value per share (“Non-Voting Company Common Stock”) plus cash in lieu of fractional shares, for each issued and outstanding share of Aventine’s common stock, (ii) 1.25 shares the Company’s common stock, $0.001 par value per share (“Company Common Stock”) plus cash in lieu of fractional shares, for each issued and outstanding share of Aventine’s common stock, or (iii) a combination of Non-Voting Company Common Stock and Company Common Stock converted in accordance with the Exchange Ratio (defined as 1.25 in the Merger Agreement) and the election submitted by such Aventine stockholder. The Exchange Ratio is fixed and will not be adjusted for changes in the market value of the Company Common Stock. The Company expects to issue approximately 17.75 million shares of its common stock in the transaction. No fractional shares of Company Common Stock will be issued in the Merger, and Aventine stockholders will receive cash in lieu of fractional shares, if any, of Company Common Stock.

The consummation of the Merger is subject to certain closing conditions, including, among others, (i) obtaining approval of the Company’s stockholders and approval of Aventine’s stockholders, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) absence of legal impediments preventing consummation of the Merger; (iv) the effectiveness under the Securities Act of 1933, as amended, of the Registration Statement on Form S-4 relating to the issuance of the shares of the Non-Voting Company Common Stock and Company Common Stock in the Merger, (v) approval by NASDAQ of the listing of the shares of the Company Common Stock to be issued in the Merger, (vi) the volume weighted average price of the Company Common Stock as reported by NASDAQ for the twenty trading days immediately preceding the closing exceeding $10.00, (vii) the delivery of opinions from counsel to each of the Company and Aventine to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (viii) the execution of employment agreements between the Company and certain individuals to be identified by the Company 30 days after the date of the Merger Agreement, (ix) Aventine stockholders holding no more than 1% of Aventine common stock dissenting from the merger, (x) no new information being learned by the Company or event occurring that would substantially increase the likelihood of a material adverse result in certain litigation matters, (xi) termination of the Aventine Registration Rights Agreement; (xii) the receipt by the Company of Phase I environmental site assessments for Aventine’s properties revealing conditions that would reasonably not be expected to give rise to any remediation costs exceeding $3,300,000 in the aggregate, (xiii) the Company not learning of any new information that would indicate a rail road utility does not intend to establish certain rail facilities, (xiv) receipt by the Company of certain releases pertaining to Aventine restricted stock units or bonus or severance payments, (xv) the appointment of two board members to the Company’s Board of Directors nominated by the holders of the majority of issued and outstanding shares of Aventine common stock, and (xvi) the absence of a material adverse effect with respect to the Company or Aventine, as well as other conditions to closing as are customary in transactions such as the Merger.

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The Company and Aventine each made customary and other representations, warranties and covenants for a transaction of this type.

The Merger Agreement contains certain customary termination rights for both the Company and Aventine, including, among other things, for the failure to consummate the Merger by May 31, 2015, which shall automatically be extended to June 30, 2015 if the Company’s financial statements that are required to be in the Registration Statement on Form S-4 are for the year ending December 31, 2014. The Merger Agreement may also be terminated by Aventine, subject to certain conditions, upon Aventine accepting a superior proposal (generally, a transaction that the Aventine Board of Directors deems to be more favorable from a financial point of view than the Merger) with Aventine paying the Company a termination fee of $5,982,000. In addition, the Merger Agreement may be terminated by the Company (i) if Aventine’s Board of Directors changes its recommendation for the Merger or approves or recommends to Aventine’s stockholders a Company Takeover Proposal (as defined in the Merger Agreement) including a tender offer or exchange offer for Aventine common stock, with Aventine paying the Company a termination fee of $5,982,000 or (ii) if an event occurs or the Company becomes aware of information not previously known to the Company that would result in, or substantially increase the likelihood, of a material adverse result in certain litigation matters, with the Company paying Aventine a termination fee of $5,982,000. If the Merger Agreement is terminated upon a failure of the Company’s stockholders to approve the Merger, the Company will reimburse Aventine, up to a maximum of $1,994,000, for Aventine’s transaction expenses.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference in its entirety.

The Merger Agreement has been attached as an exhibit to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Aventine. The representations, warranties and covenants contained in the Merger Agreement were made solely for the purposes of the Merger Agreement and the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties. Certain of the representations and warranties have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts. Investors are not third-party beneficiaries under the Merger Agreement. In addition, the representations and warranties contained in the Merger Agreement (i) were made only as of the dates specified in the Merger Agreement, and (ii) in some cases are subject to qualifications with respect to materiality, knowledge and/or other matters, including standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts or condition of the Company or Aventine or any of their respective subsidiaries or affiliates.

Stockholders Agreements

Concurrently with the execution of the Merger Agreement, the Company entered into a Stockholders Agreement with Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd., Candlewood Financial Opportunities Master Fund, LP, Candlewood Financial Opportunities Fund, LLC, Flagler Master Fund SPC, Ltd. – Class A Segregated Portfolio, and Flagler Master Fund SPC, Ltd. – Class B Segregated Portfolio., stockholders of Aventine (“First Stockholders Agreement”) and another Stockholders Agreement with Credit Suisse Securities (USA) LLC, a stockholder of Aventine (“Second Stockholders Agreement” and together with the First Stockholders Agreement, the “Stockholders Agreements”). Pursuant to the Stockholders Agreements, the Aventine stockholders agreed to, among other things, not transfer their shares of stock (except to the extent any transferee agrees to be bound by identical restrictions and obligations) and vote some or all of their stock (collectively, an aggregate of 51% of the issued and outstanding shares of capital stock of Aventine) in favor of the Merger and related transactions. The Stockholders Agreements also provide that such stockholders will not solicit any Company Takeover Proposal (as defined in the Merger Agreement). In addition, the Aventine stockholders party to the Stockholders Agreements agreed (i) not to transfer any Non-Voting Company Common Stock or Company Common Stock for certain specified periods and (ii) to exercise their drag-along rights in favor of the Merger and related transactions.

The foregoing description of the Stockholders Agreements is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the First Stockholders Agreement which is attached to this Current Report on Form 8-K as Exhibit 10.1, and the full text of the Second Stockholders Agreement which is attached to this Current Report on Form 8-K as Exhibit 10.2, each of such agreements being incorporated herein by reference in its entirety.

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Item 8.01.     Other Events.

On December 31, 2014, the Company issued a press release in connection with the announcement of the Merger, which is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference in its entirety.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to the Company’s estimated or anticipated future results, including estimated synergies, or other non-historical expressions of fact are forward-looking statements that reflect the Company’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Aventine, including future financial and operating results, the Company’s or Aventine’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that the Company’s goals and expectations are not predictions of actual performance. Actual results may differ materially from the Company’s current expectations depending upon a number of factors affecting the Company’s business, Aventine’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Aventine acquisition; subsequent integration of the Aventine acquisition and the ability to recognize the anticipated synergies and benefits of the Aventine acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite the Company and Aventine stockholder approvals; the risk that a condition to closing of the Aventine acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Company shares to be issued in the transaction; the anticipated size of the markets and continued demand for the Company’s and Aventine’s products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ethanol production and marketing industries; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; successful compliance with governmental regulations applicable to the Company’s and Aventine’s facilities, products and/or businesses; changes in the laws and regulations; changes in tax laws or interpretations that could increase the Company’s consolidated tax liabilities; the loss of key senior management or staff; and such other risks and uncertainties detailed in the Company’s periodic public filings with the Securities and Exchange Commission, including but not limited to the Company’s “Risk Factors” section contained in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2014 and from time to time in the Company’s other investor communications. Except as expressly required by law, the Company disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between the Company and Aventine, the Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the Company and Aventine that also constitutes a prospectus of the Company. The definitive joint proxy statement/prospectus will be delivered to the Company’s and Aventine’s stockholders. INVESTORS AND SECURITY HOLDERS OF PACIFIC ETHANOL AND AVENTINE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.pacificethanol.net or by contacting the Company’s investor relations agency, LHA, at (415) 433-3777.

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Participants in the Merger Solicitation

The Company, Aventine, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s and Aventine’s stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 28, 2014. Information about the executive officers of Aventine is set forth at www.aventinerei.com. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Item 9.01.    Financial Statements and Exhibits.

(d)     Exhibits.

Number	Description
2.1	Agreement and Plan of Merger dated December 30, 2014 by and among Pacific Ethanol, Inc., Aventine Renewable Energy Holdings, Inc. and AVN Merger Sub, Inc.*
10.1	Stockholders Agreement dated December 30, 2014 by and among Pacific Ethanol, Inc., Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd., Candlewood Financial Opportunities Master Fund, LP, Candlewood Financial Opportunities Fund, LLC, Flagler Master Fund SPC, Ltd. – Class A Segregated Portfolio, and Flagler Master Fund SPC, Ltd. – Class B Segregated Portfolio
10.2	Stockholders Agreement dated December 30, 2014 between Pacific Ethanol, Inc. and Credit Suisse Securities (USA) LLC
99.1	Press Release dated December 31, 2014

_____________________

*The Agreement and Plan of Merger filed as Exhibit 2.1 omits certain exhibits and the disclosure schedules to the Merger Agreement pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company agrees to furnish on a supplemental basis a copy of the omitted exhibits and schedules to the SEC upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC ETHANOL, INC.

Date: December 30, 2014	By:	/s/ Christopher W. Wright
Christopher W. Wright Vice President, General Counsel and Secretary

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EXHIBITS FILED WITH THIS REPORT

Number	Description
2.1	Agreement and Plan of Merger dated December 30, 2014 by and among Pacific Ethanol, Inc., Aventine Renewable Energy Holdings, Inc. and AVN Merger Sub, Inc.*
10.1	Stockholders Agreement dated December 30, 2014 by and among Pacific Ethanol, Inc., Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd., Candlewood Financial Opportunities Master Fund, LP, Candlewood Financial Opportunities Fund, LLC, Flagler Master Fund SPC, Ltd. – Class A Segregated Portfolio, and Flagler Master Fund SPC, Ltd. – Class B Segregated Portfolio
10.2	Stockholders Agreement dated December 30, 2014 between Pacific Ethanol, Inc. and Credit Suisse Securities (USA) LLC
99.1	Press Release dated December 31, 2014

_____________________

*The Agreement and Plan of Merger filed as Exhibit 2.1 omits certain exhibits and the disclosure schedules to the Merger Agreement pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company agrees to furnish on a supplemental basis a copy of the omitted exhibits and schedules to the SEC upon request.

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